UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of  08 March 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	8th March 2012

Allied Irish Banks, p.l.c. - Voluntary Severance Programme

AIB's talks with the Department of Finance on a voluntary severance programme have determined that, as required under the bank's partnership principles with IBOA, a consultation process will begin immediately with trade union representatives. Full details on the launch of the programme, its terms and how it will operate will be announced in early April on conclusion of this consultation process. The programme will incorporate provisions for actuarially reduced early retirement and voluntary redundancy.  In relation to redundancy, the terms being discussed are consistent with Government parameters.

We met with the union executive today and we look forward to a speedy conclusion to this process.

The programme forms an important part of AIB's return to sustainable profitability, allowing the bank to focus on its customers and support Ireland's economic recovery.

The objective of this voluntary programme is to reduce our staff cost base by c. €170m in a full year.  This equates to a reduction of c. 2,500 in our overall staff numbers. It is expected that around half of those departures will be finalised in 2012.

AIB's objective is that redundancies will be achieved on a voluntary basis. The bank is committed to reduce staff costs by c. €170m and therefore, if we do not achieve our objectives with this programme, we will need to consider other options in due course.

David Duffy, AIB CEO said: "We will work hard to ensure that the reduction in staff numbers is achieved on a voluntary basis and there will be as much consultation and dialogue with staff and their representatives as is needed. I would like to thank staff for their commitment and professionalism, in these challenging and difficult times.

"We aim to implement a severance package that is fair to people at all levels in the bank, while reflecting the very difficult financial position that AIB is in and the huge taxpayer support on which we continue to rely. I am confident that AIB will achieve sustainable profitability with a reduced cost base essential to delivering this recovery."

AIB will not be making any further public comment until the consultation process with staff representatives is concluded.

- ENDS -

For further information, please contact:

Alan Kelly	Niamh Hennessy
Director of Corporate Affairs & Marketing	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin 4	Dublin 4
Tel: +353-1-6412162	Tel: +353-1-7721382
email: alan.j.kelly@aib.ie	email: niamh.n.hennessy@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  08 March, 2012

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.